Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 8 DATED JANUARY 10, 2013
TO THE PROSPECTUS DATED AUGUST 16, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated August 16, 2012, Supplement No. 4 dated October 24, 2012, which superseded and replaced all previous supplements to the prospectus, Supplement No. 5 dated November 20, 2012, Supplement No. 6 dated December 11, 2012, and Supplement No. 7 dated December 21, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	a new termination date of our public offering;
(3)	a recent real property investment;
(4)	placement of debt on certain real property investments; and
(5)	updates to our disclosure regarding potential liquidity opportunities.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of December 2012, we accepted investors' subscriptions for, and issued, approximately 2.4 million shares of our common stock in the primary portion of our offering, resulting in gross proceeds to us of approximately $23.7 million, and approximately 40,400 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $384,000. As of January 8, 2013, we had accepted investors' subscriptions for, and issued, approximately 17.4 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $173.6 million.
Termination Date of Our Public Offering
We previously disclosed that we would offer shares of our common stock pursuant to the offering until February 10, 2014, unless all shares being offered had been sold, in which case the offering would be terminated, or unless we elected to terminate the offering on an earlier date following approval by our board of directors. Our board of directors has approved closing our primary offering in the third quarter of 2013. We currently expect to stop selling shares of our common stock in our primary offering on August 30, 2013. Our general policy is to accept subscription agreements signed by the investor on or before August 30, 2013, which are received in good order. All references in our prospectus to the termination date of our offering are hereby supplemented and revised accordingly. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.
The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investment
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned "Prospectus Summary — Description of Real Estate Investments" beginning on page 11 of the prospectus.
Description of Real Estate Investments
As of January 10, 2013, our investment portfolio consisted of thirteen wholly-owned properties located in nine states, consisting of approximately 3.2 million gross rentable square feet of corporate office and industrial space. We acquired one property between December 22, 2012 and January 10, 2013, which is listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price

FedEx - Salt Lake City, UT	Logistics	1	FedEx Ground Package System, Inc.	150,300	$12,750,000

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 103 of the prospectus.
Real Property Investments
 As of January 10, 2013, we, through separate wholly-owned limited liability companies, owned thirteen properties located in nine states, consisting of approximately 3.2 million gross rentable square feet of corporate office and industrial space. Between December 22, 2012 and January 10, 2013, we acquired the property listed below through the use of proceeds from our initial public offering and borrowings from our Credit Facility.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
FedEx - Salt Lake City, UT	December 27, 2012	2012	$12,750,000	$255,000	6.80%	7.11%	100%

(1)	Purchase price does not include acquisition related expenses.
(2)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 75 of the prospectus.
(3)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(4)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
The following table sets forth the principal provisions of the lease term for the major tenant of the property listed above:

		Total	% of Total		Current	Base
		Square	Rentable	Renewal	Annual	Rent per
		Feet	Square	Options	Base	Square
Property	Major Tenant	Leased	Feet	(1)	Rent	Foot	Lease Term (2)
FedEx - Salt Lake City, UT	FedEx Ground Package System, Inc.	150,300	100%	2/5 yr.	$867,606	$5.77	12/27/2012	9/30/2017
					$943,086	$6.27	10/1/2017	9/30/2022

(1)	Represents the number of renewal options and the term of each option.
(2)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the
	end of the non-cancellable lease term, assuming no renewals are exercised. Pursuant to the terms of the lease, the
	tenant is required to pay substantially all operating expenses in addition to base rent.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of January 10, 2013, for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2013	—	—	$—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	1	17,461	418,870	2%
2017	1	39,921	888,739	4%
2018	—	—	—	—%
2019	—	—	—	—%
2020	1	145,025	2,755,475	11%
2021	—	—	—	—%
2022	6	736,907	7,508,884	31%
2023	4	750,899	6,685,843	27%
Thereafter	3	1,506,289	6,266,750	25%
	16	3,196,502	$24,524,561	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the property described in this prospectus supplement is approximately $10.5 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in this property is estimated, as of January 10, 2013, as follows:

Wholly-owned Property	Depreciable Tax Basis
FedEx - Salt Lake City, UT	$10,455,000
We currently have no plan for any renovations, improvements or development of the property listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Placement and Repayment of Debt on Certain Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments — Placement of Debt on Certain Real Property Investments” beginning on page 105 of the prospectus, as supplemented to date.
As of January 10, 2013, the borrowing base under the Credit Facility, based on the underlying collateral pool for qualified properties, was $150.0 million, and the amount outstanding under the Credit Facility was $140.1 million.

Updates to our Disclosure Regarding Potential Liquidity Opportunities
The following information supersedes and replaces the sections of our prospectus captioned “Prospectus Summary — Liquidity Opportunities” on page 18 of the prospectus and “Investment Objectives and Policies — Liquidity Opportunities” on page 90 of the prospectus.
Following the completion of our public offering and the investment of the proceeds, we expect that our board of directors will begin to investigate potential strategic options to provide our stockholders with liquidity. These options may include the sale of our company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares. We expect to engage in a strategy to provide our investors with liquidity at a time and in a method recommended by our advisor and determined by our independent directors to be in the best interests of our stockholders. As we are unable to determine what macro- or micro- economic factors may affect the decisions our board of directors makes in the future with respect to any potential liquidity opportunity, we have not selected a fixed time period or determined criteria for any such decisions. As a result, while our board of directors will consider a variety of options to provide stockholders with liquidity throughout the life of this program, there is no requirement that we commence any such action on or before a specified date. Stockholder approval would be required for the sale of all or substantially all of our assets, or the sale or merger of our company.

CCIT-SUP-08C

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